SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 5)

STRATEGIC HOTELS & RESORTS, INC.

(Name of Subject Company (Issuer))

STRATEGIC HOTELS & RESORTS, INC.

(Names of Filing Persons (Issuer and Offeror))

8.50% Series A Cumulative Redeemable Preferred Stock, $0.01 Par Value Per Share

8.25% Series B Cumulative Redeemable Preferred Stock, $0.01 Par Value Per Share

8.25% Series C Cumulative Redeemable Preferred Stock, $0.01 Par Value Per Share

(Title of Class of Securities)

Series A: 86272T 304, 86272T 205

Series B: 86272T 403

Series C: 86272T 502

(CUSIP Number of Class of Securities)

Laurence S. Geller

President, Chief Executive Officer and Director

Strategic Hotels & Resorts, Inc.

200 West Madison Street, Suite 1700

Chicago, Illinois 60606-3415

(312) 658-5000

With copies to:

Michael L. Zuppone, Esq.

Paul Hastings LLP

75 East 55th Street

New York, New York 10022

(212) 318-6000

(Name, Address and Telephone Numbers of Persons Authorized to Receive Notices and Communications on Behalf of Filing Persons)

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee*
$125,857,747	$14,423.30

*	Calculated solely for purposes of determining the amount of the filing fee and based upon a transaction value of $125,857,747. The amount of the filing fee, $114.60 for each $1,000,000 of transaction value, was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended. The filing fee was previously paid.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

INTRODUCTORY STATEMENT

This Amendment No. 5 (this “Amendment No. 5”) amends and supplements the Tender Offer Statement on Schedule TO filed on November 7, 2011 (the “Original Schedule TO”), as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4 to the Original Schedule TO filed on November 10, 2011, November 17, 2011, December 8, 2011 and December 13, 2011, respectively (as amended and supplemented, the “Schedule TO”) by Strategic Hotels & Resorts, Inc., a Maryland corporation (“Strategic”), relating to the offers by Strategic to purchase for cash up to 4,716,981 shares of its issued and outstanding (i) 8.25% Series C Cumulative Redeemable Preferred Stock, $0.01 par value per share, at a purchase price of $26.50 per share, (ii) 8.25% Series B Cumulative Redeemable Preferred Stock, $0.01 par value per share, at a purchase price of $26.50 per share and (iii) 8.50% Series A Cumulative Redeemable Preferred Stock, $0.01 par value per share, at a purchase price of $26.70 per share, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 7, 2011 (the “Offer to Purchase”), a copy of which was filed as Exhibit (a)(1)(A) to the Original Schedule TO, and in the related Letters of Transmittal, copies of which are filed as Exhibits (a)(1)(B), (a)(1)(C) and (a)(1)(D), respectively, to the Original Schedule TO (which together, as amended or supplemented from time to time, constitute the “Offers”).

This Amendment No. 5 reports interim and the final results of the Offers and is filed in satisfaction of the reporting requirements of Rule 132-4(c)(2) and Rule 13e-4(c)(3) under the Securities Exchange Act of 1934. Only those items amended are reported in this Amendment No. 5. Except as specifically provided herein, the information contained in the Schedule TO, the Offer to Purchase and the Letters of Transmittal remains unchanged and this Amendment No. 5 does not modify any of the information previously reported on Schedule TO or in the Offer to Purchase or the Letters of Transmittal. You should read this Amendment No. 5 together with the Schedule TO, the Offer to Purchase and the related Letters of Transmittal.

Item 11.	Additional Information.

Item 11 of the Schedule TO is hereby supplemented as follows:

On December 19, 2011, Strategic issued a press release providing an interim update on the results of the Offers as of 5:00 p.m., New York City time on Friday, December 16, 2011. The full text of the press release is filed as Exhibit (a)(5)(D) to the Schedule TO and is incorporated herein by reference.

On December 20, 2011, Strategic issued a press release announcing the final results of the Offers, which expired at 5:00 p.m., New York City time on Monday, December 19, 2011. The full text of the press release announcing the final results of the Offers is filed as Exhibit (a)(5)(E) to the Schedule TO and is incorporated herein by reference.

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and restated in its entirety as follows:

The information under the heading “Exhibit Index” appearing after the signature page to this Amendment No. 5 is incorporated herein by reference.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

STRATEGIC HOTELS & RESORTS, INC.

By:	/s/ Laurence S. Geller
Name:	Laurence S. Geller
Title:	President, Chief Executive Officer and Director

Dated: December 20, 2011

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated November 7, 2011.*

(a)(1)(B)	Letter of Transmittal for Series C Shares.*

(a)(1)(C)	Letter of Transmittal for Series B Shares.*

(a)(1)(D)	Letter of Transmittal for Series A Shares.*

(a)(1)(E)	Form of Letter to Brokers, Dealers and Other Nominees.*

(a)(1)(F)	Form of Letter to Clients for use by Brokers, Dealers and Other Nominees. *

(a)(1)(G)	Notice of Guaranteed Delivery.*

(a)(1)(H)	Letter to Preferred Stockholders.*

(a)(1)(I)	Guidelines for Certification of Taxpayer Identification on IRS Form W-9.*

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)	Press release, dated November 7, 2011.*

(a)(5)(B)	Press release, dated December 8, 2011.*

(a)(5)(C)	Press release, dated December 13, 2011. *

(a)(5)(D)	Press release, dated December 19, 2011.

(a)(5)(E)	Press release, dated December 20, 2011.

(b)	Credit Agreement, dated as of June 30, 2011, among Strategic Hotel Funding, L.L.C., Deutsche Bank Trust Company Americas, as administrative agent, and the various financial institutions as are or may become parties thereto (filed as Exhibit 10.1 to Strategic’s Current Report on Form 8-K (File No. 001-32223), filed with the SEC on July 7, 2011 and incorporated herein by reference).

(d)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.